The transactions pursuant to the Share Transfer described in this press release involve securities of a Japanese company. The Share Transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the Share Transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 14, 2021

To whom it may concern:

Company	MAEDA CORPORATION
Representative	President and Representative
Director Soji Maeda
(Code No.: 1824, TSE 1st Section)
Contact Executive Officer, Deputy General Manager of Management Innovation Division, and General Manager of Corporate Planning Department
Shinya Sakaguchi
(TEL: +81-3-3265-5551)

Company	MAEDA ROAD CONSTRUCTION CO., LTD.
Representative	President and Representative Director
Yasuhiko Imaizumi
(Code No.: 1883, TSE 1st Section)
Contact	General Manager of Accounting Division of Administration Headquarters
Seiji Nishi
(TEL: +81-3-5487-0020)

Company	MAEDA SEISAKUSHO CO., LTD.
Representative	President & Representative Director
Masaaki Shioiri
(Code No.: 6281, JASDAQ)
Contact	General Manager, Management Department, Business Administration Division
Kazuhiko Yamaguchi
(TEL: +81-26-292-2222)

Notice on Execution of a Business Integration Agreement and Preparation of a Share Transfer Plan Regarding Establishment of a Joint Holding Company of Maeda Corporation, Maeda Road Construction Co., Ltd., and Maeda Seisakusho Co., Ltd.

On February 24, 2021, Maeda Corporation (“Maeda Corporation”), Maeda Road Construction Co., Ltd. (“Maeda Road”), and Maeda Seisakusho Co., Ltd. (“Maeda Seisakusho”; and Maeda Corporation, Maeda Road, and Maeda Seisakusho are collectively referred to as the “Three Companies”) executed a memorandum of understanding (the “MOU”) on establishing a joint holding company and conducting a business integration (the “Business Integration”) by means of a joint share transfer (the “Share Transfer”) as announced in the press release “Notice on Execution of a Memorandum of Understanding Regarding Business Integration of Maeda Corporation, Maeda Road Construction Co., Ltd., and Maeda Seisakusho Co., Ltd. by Establishment of a Joint Holding Company” dated February 24, 2021 (the “February 24 Press Release”), and have been moving forward with discussions working towards the Business Integration. The Three Companies have now executed a business integration agreement (the “Business Integration Agreement”) and jointly prepared a share transfer plan (the “Share Transfer Plan”) pursuant to resolutions of their respective boards of directors held today.

1.	Background, Purpose, and Transition Method, etc. of the Business Integration Through the Share Transfer
(1)	Background to the Business Integration

Based on their current strong capital alliance, Maeda Corporation, Maeda Road, and Maeda Seisakusho have leveraged their respective strengths as group companies and broadly grown various businesses such as construction business, civil engineering business, road paving business, manufacturing and sales business, and infrastructure operation business.

Taking a wider view of the long-term business environment in Japan, it is predicted that the loss of tax revenues from a shrinking population and the increase in social security costs for an aging society will put a strain on national and local government budgets, leading to further degradation of social infrastructure, leaving few funds for investment even in maintaining existing infrastructure, let alone new construction. Considering that as the working-age population declines due to the low birth rate, the shortage of labor will become more severe, making digitalization inevitable, the construction industry will also be forced to change its values and even the very structure of the industry.

In such a business environment, with the goal of achieving continuous growth for the whole group, the group has set the goal of transforming into an “integrated infrastructure service company” over the medium to long term, and the companies have agreed to (i) switch to a business model that will enable us to expand our business both upstream and downstream, and produce broad, stable, and continuous profits by engaging in a wide range of infrastructure fields, such as roads, water and sewerage, airports, ports, and MICE facilities, while leveraging our strengths to the maximum extent by remaining centered on the traditional core business of the Three Companies, which is construction contracting business such as design, construction, and manufacturing, and (ii) enhance the management base through cooperative promotion of digitalization strategies targeting productivity reforms, technical development, and personnel development, etc. In order to achieve this, it is important to unify the entire group, improve the liquidity and appropriate allocation of management resources, and speed up management decision making, which has led us to consider changing to a holding company structure.

(2)	Purpose of the Business Integration

As discussed above, with significant changes in the future business environment, we believe that in order to unify the whole group and achieve continuous growth, it is essential to maximize our synergies as a group, such as by further strengthening coordination among the Three Companies, creating a strong management base capable of responding to changes in the environment, and appropriately allocating management resources. We firmly believe that transitioning to a holding company structure through the Business Integration to execute a unified group strategy will serve to improve corporate value not only of the Three Companies, but of the group as a whole. We anticipate that the Business Integration will allow us to achieve the following synergies.

(i)	Improvement of group-wide earning capacity and creation of a new revenue base

By mutually sharing management resources (personnel, customer bases, networks in their active areas, all types of technology and knowhow, etc.) that the Three Companies have demonstrated as their strengths in their respective fields of expertise in the construction contracting businesses that they have built up in Japan and internationally – Maeda Corporation’s civil engineering and construction businesses, Maeda Road’s road paving and manufacturing and sale businesses, and Maeda Seisakusho’s construction machinery-related business – and effectively leveraging them as the group’s management resources, we hope to expand the scope of construction contracting business activities and improve the earning capacity of each company.

As discussed above in (1), even as national and local government budgets are predicted to undergo further strain, the need to address aging infrastructure is also rapidly increasing, which will leave few funds for investment even in maintaining or renewing existing infrastructure, let alone new construction; in order to resolve this issue, new markets for public-private collaboration, including comprehensive public infrastructure management and PPP and concessions, are all but certain to see rapid growth. We believe that by combining the construction contracting technology and knowhow that the Three Companies have respectively developed in such markets and Maeda Corporation’s concession business, etc. technology and knowhow, we can obtain a strong competitive edge, and anticipate strong revenues and the establishment of a stable, new revenue base.

(ii)	Joint promotion of group-wide technical development, DX, and personnel development

As discussed above in (1), in light of the situation where changes in the business environment are being rapidly accelerated by the coronavirus pandemic, it is essential for the whole group to present a unified response, rather than each company responding by itself, in order to deal with the speed of these rapid changes, and we believe that now is the time to engage. We believe that, going forward, technical development with a sense of urgency, collection and centralized management of big data relating to construction contracting business and infrastructure management which will be future sources of new value, optimization and enhancement of group management through the development of digital tools, and enhancement of management resources such as the strength of our personnel which gives us a competitive edge, are essential elements in a growth strategy in this kind of environment. In addition to implementing such changes as a unified group rather than as independent initiatives by each company, we believe that collaborative business and alliances with diverse business partners is also important, and we believe that we can maximize the effect of such changes through cooperation in technical development and sharing of personnel development centers of each company.

(3)	Method for Transitioning to a Holding Company Structure

Maeda Corporation, Maeda Road, and Maeda Seisakusho will establish a joint holding company and transition to a holding company structure by means of a joint share transfer. As a result, the Three Companies will become wholly owned subsidiaries of the joint holding company that is formed and be delisted. Because an application will be made for technical listing on the Tokyo Stock Exchange, Inc. (the “TSE”) of shares of the joint holding company that will be newly delivered to all shareholders of the Three Companies, and we plan to list the shares on the First Section of the TSE, our policy is that, in substance, listing of shares will be maintained.

Steps for Transitioning to a Holding Company Structure

(Before transition) Current structure

Currently, Maeda Road and Maeda Seisakusho are consolidated subsidiaries of Maeda Corporation.

(After transition) Structure after establishing a joint holding company

The Three Companies will become wholly owned subsidiaries of the joint holding company that is established and will be delisted.

Please note that by adopting a structure where the joint holding company is given a comprehensive infrastructure service strategy function, we will create a group-wide sense of unity and aim to transform into a comprehensive infrastructure service company as quickly as possible. Additionally, the joint holding company does not plan to obtain a construction industry permit.

(4)	Structure of the Joint Holding Company’s Corporate Organs

With respect to the structure of the joint holding company’s corporate organs, as stated in the February 24 Press Release, the joint holding company will take the form of a company with a nominating committee, etc.

(5)	Directors of the Joint Holding Company Upon Incorporation

Notice was given in the February 24 Press Release to the effect that the joint holding company will have eight directors, of whom four will be outside directors, but in subsequent discussions among the Three Companies, it was decided that, with the goal of further enhancing corporate governance, the joint holding company will have nine directors, of whom five will be outside directors.

The Three Companies established a provisional integration committee comprising three representatives of the Three Companies to conduct a detailed examination aimed at a smooth transition to a holding company structure and rapidly achieving the aims of the Business Integration, but in order ensure the transparency and fairness of procedures for the appointment of candidates for the positions of the joint holding company’s four directors (excluding outside directors), nine executive officers, and representative executive officer, etc., the provisional integration committee has tasked the five-member nominating committee (comprising four independent outside directors and one independent outside audit & supervisory board member of the Three Companies) with the selection of such candidates. The nominating committee conducted interviews with 22 people recommended by the Three Companies and then provided a report to the provisional integration committee nominating the chosen candidates. An official integration committee was established comprising four members nominated as directors of the joint holding company upon incorporation (excluding outside directors), and the candidates were appointed by the integration committee approving the content of the report from the nominating committee. Please note that executive officers will be formally determined by the directors upon incorporation.

The candidates for the five outside director positions were appointed from outside director candidates recommended by the Three Companies, after discussion by the integration committee.

(6)	Directors, Executive Officers, and Representative Executive Officer of the Joint Holding Company Upon Incorporation

The candidates for the positions of directors, executive officers, and representative executive officer, etc. upon incorporation are as follows.

Representative and officers planned to the appointed	Director and Chairman	Soji Maeda, currently President and Representative Director of Maeda Corporation
	Director	Kazunari Kibe, currently Director and Senior Managing Officer of Maeda Corporation
	Director	Hirotaka Nishikawa, currently Director and Chairman of Maeda Road
	Director	Masaaki Shioiri, currently President and Representative Director of Maeda Seisakusho
	Director (Outside)	Keiichiro Hashimoto
	Director (Outside)	Seiichiro Yonekura
	Director (Outside)	Koichi Moriya
	Director (Outside)	Rie Murayama
	Director (Outside)	Atsushi Takagi
	President and Representative Director	Kazunari Kibe, currently Director and Senior Managing Officer of Maeda Corporation
	Executive Officer	Takao Nakanishi, currently Representative Director and Senior Managing Officer of Maeda Corporation
	Executive Officer	Yuji Hatakama, currently Director and Senior Managing Officer of Maeda Corporation
	Executive Officer	Shinya Sakaguchi, currently Executive Officer, Deputy General Manager of Management Innovation Division, and General Manager of Corporate Planning Department of Maeda Corporation
	Executive Officer	Hideya Takekawa, currently Representative Director and Vice President of Maeda Road
	Executive Officer	Masaji Nagumo, currently Director and Executive Officer of Maeda Road
	Executive Officer	Ryuji Endo, currently Executive Officer and Deputy General Manager of Administration Headquarters of Maeda Road
	Executive Officer	Masaaki Shioiri, currently President and Representative Director of Maeda Seisakusho
	Executive Officer	Yasuo Kato, currently Director and Senior Managing Officer of Maeda Seisakusho

(Note) Executive officers will be formally determined by the directors upon incorporation.

2.	Outline of the Share Transfer
(1)	Schedule of the Share Transfer
Meeting of the board of directors to approve the Memorandum of Understanding Regarding Business Integration (all three companies)	(Wednesday) February 24, 2021
Execution of the Memorandum of Understanding Regarding Business Integration (all three companies)	(Wednesday) February 24, 2021
Record date for the ordinary general meeting of shareholders (all three companies)	(Wednesday) March 31, 2021
Meeting of the board of directors to approve the business integration agreement and the share transfer plan (all three companies)	(Friday) May 14, 2021 (today)
Execution of the business integration agreement and preparation of the share transfer plan (all three companies)	(Friday) May 14, 2021 (today)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Seisakusho)	(Tuesday) June 22, 2021 (scheduled)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Corporation)	(Wednesday) June 23, 2021 (scheduled)
Ordinary general meeting of shareholders to approve the share transfer plan (Maeda Road)	(Friday) June 25, 2021 (scheduled)
Last trading day on the TSE (all three companies)	(Tuesday) September 28, 2021 (scheduled)
TSE delisting date (all three companies)	(Wednesday) September 29, 2021 (scheduled)
Scheduled integration date (joint holding company establishment registration date)	(Friday) October 1, 2021 (scheduled)
Joint holding company listing date	(Friday) October 1, 2021 (scheduled)

The above is the current planned schedule, but this may be changed upon discussion among the Three Companies when necessary due to the progress status of approval procedures for the Business Integration or for other reasons.

(2)	Method of the Share Transfer

It will be a joint share transfer with Maeda Corporation, Maeda Road, and Maeda Seisakusho becoming wholly owned subsidiaries resulting from a share transfer, and the newly established joint holding company becoming the wholly owning parent company formed by share transfer.

(3)	Details of Allotment in the Share Transfer (share transfer ratio)
	Maeda Corporation	Maeda Road	Maeda Seisakusho
Share transfer ratio	1.00	2.28	0.58

(Note 1) Particulars of share allotment in the Share Transfer

It is planned that one share of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Corporation, 2.28 shares of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Road, and 0.58 shares of common stock of the joint holding company will be allotted and delivered for each share of common stock of Maeda Seisakusho respectively. Please note that if the number of shares of the joint holding company that must be delivered to a shareholder of the Three Companies is less than one whole share, such shareholder will be paid an amount corresponding to such fraction of a share that is less than one whole share, in accordance with the provisions of Article 234 of the Companies Act and other related laws and regulations. However, the above share transfer ratio may be changed upon discussion by the Three Companies if there is a material change in the various conditions on which calculations are based.

(Note 2) The number of shares constituting one share unit of the joint holding company will be 100 shares of stock.

(Note 3) Number of new shares to be delivered by the joint holding company (planned)

391,584,459 shares of common stock

The above was calculated based on Maeda Corporation’s total number of issued shares of 194,608,482 (as of March 31, 2021), Maeda Road’s total number of issued shares of 89,159,453 (as of March 31, 2021), and Maeda Seisakusho’s total number of issued shares of 16,100,000 (as of March 31, 2021). Furthermore, because Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively plan to cancel their treasury shares that they currently hold or plan to newly acquire in future, to the extent that cancellation is practically possible, before the Share Transfer takes effect, Maeda Corporation, Maeda Road, and Maeda Seisakusho are not planned to be allotted shares of the joint holding company for the treasury shares they respectively held as of March 31, 2021 (Maeda Corporation: 146,223 shares; Maeda Road: 6,740,228 shares; and Maeda Seisakusho: 226,953 shares). However, because the number of treasury shares that will actually be cancelled before the effective date of the Share Transfer has not currently been determined, there may changes in the above number of new shares issued by the joint holding company.

(Note 4) Handling of shares less than one unit

All shareholders of Maeda Corporation, Maeda Road, and Maeda Seisakusho who are allotted shares of the joint holding company in a number less than one unit (100 shares) in the Share Transfer (“Shares Less than One Unit”) will be unable to sell Shares Less than One Unit held thereby on the TSE or other financial instruments exchanges. All shareholders who come to hold such Shares Less than One Unit will be able to demand that the joint holding company purchase the Shares Less than One Unit held thereby, pursuant to Article 192(1) of the Companies Act.

Additionally, we plan to set forth provisions in the articles of incorporation of the joint holding company to the effect that shareholders may demand that the joint holding company sell them shares in a number such that when added to the Shares Less than One Unit held thereby they will constitute one unit. Therefore, pursuant to such provisions of the articles of incorporation and the provisions of Article 194(1) of the Companies Act, it will be possible for shareholders to demand that the joint holding company sell them shares in a number such that when added to the Shares Less than One Unit held thereby they will constitute one unit.

(4)	Handling of Share Options and Bonds with Share Options of the Companies to Become Wholly Owned Subsidiaries

Maeda, Maeda Road, and Maeda Seisakusho have not issued share options or bonds with share options.

(5)	Dividends of the Three Companies Based on Record Dates Before Establishment of the Joint Holding Company

Maeda Corporation plans to pay a dividend of 38 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Wednesday) June 23, 2021.

Maeda Road plans to pay a dividend of 70 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Friday) June 25, 2021.

Maeda Seisakusho plans to pay a dividend of 10 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the ordinary general meeting of shareholders scheduled to be held on (Tuesday) June 22, 2021.

In the MOU, the Three Companies agreed that Maeda Corporation may pay a dividend of 27 yen per share to shareholders of common shares and registered share pledgees of shares stated or recorded in the last shareholder register as of March 31, 2021, subject to a resolution of the above ordinary general meeting of shareholders, and notice to such effect was also given in the February 24 Press Release, but recently, comprehensively taking into account the revision to the financial forecast for the fiscal year ended March 31, 2021 (for details please see the press release Notice on Revisions to Financial Forecast and Cash Dividends Forecast dated May 7, 2021) and the future operating environment, Maeda Corporation decided to increase the dividend to 38 yen per share to shareholders of common shares, and the Three Companies have agreed to such increase after confirming that it does not affect the share transfer ratio stated above in (3).

(6)	Dividends of the Joint Holding Company

The amount of the dividend for the joint holding company’s fiscal year ending March 31, 2022 is planned to pass on profits to shareholders with a target dividend ratio (consolidated) of 30% or more, based on the past dividend policies and dividend levels of the Three Companies, while fundamentally being a dividend commensurate with the future operating results of the joint holding company.

(7)	Handling of Treasury Shares and Shares of the Joint Holding Company allotted to Maeda Corporation, Maeda Road, and Maeda Seisakusho

Because Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively plan to cancel their treasury shares that they currently hold or plan to newly acquire in future, to the extent that cancellation is practically possible, before the Share Transfer takes effect, Maeda Corporation, Maeda Road, and Maeda Seisakusho are not planned to be allotted shares of the joint holding company for the treasury shares they respectively hold. However, because the number of treasury shares that will actually be cancelled before the effective date of the Share Transfer has not currently been determined, there may changes in the above number of new shares issued by the joint holding company.

In the Share Transfer, as a result of the allotment of shares of the joint holding company in accordance with the share transfer ratio for the shares of Maeda Road (42,271,300 shares as of March 31, 2021) and Maeda Seisakusho (7,115,000 shares as of March 31, 2021) held by Maeda Corporation and shares of Maeda Corporation (3,877,599 shares as of March 31, 2021) and Maeda Seisakusho (345,000 shares as of March 31, 2021) held by Maeda Road, Maeda and Maeda Road will come to hold shares of the joint holding company, which is their wholly owning parent company, but after the effective date of the Share Transfer we plan to dispose of such shares of the joint holding company at a reasonable time in accordance with the provisions of the Companies Act, including dividends in kind to the joint holding company. We will provide notice of the method of such disposal once it has been decided.

In principle, we plan to cancel the treasury shares that the joint holding company will come to hold through such disposal.

3.	Basis, etc. of the Details of the Allotment in the Share Transfer
(1)	Basis of Valuation

To ensure fairness when calculating the share transfer ratio used in the Share Transfer, Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively appointed Daiwa Securities Co., Ltd. (“Daiwa Securities”), SMBC Nikko Securities Inc. (“SMBC Nikko”), and Yamada Consulting Group Co., Ltd. (“Yamada Consulting”) to act as third-party valuation institutions, requested them to respectively carry out valuations, and received share transfer ratio valuation reports.

The results of calculations by Daiwa Securities, SMBC Nikko and Yamada Consulting, respectively, and other bases for calculation of the allotment with respect to the Share Transfer are as stated in the February 24 Press Release.

(2)	Background to Valuation

As stated in the February 24 Press Release, Maeda Corporation, Maeda Road, and Maeda Seisakusho respectively retained Daiwa Securities, SMBC Nikko, and Yamada Consulting to calculate the share transfer ratios used for the Share Transfer, the Three Companies have respectively carefully examined, negotiated, and discussed repeatedly the share transfer ratios, referring to the results of valuations by such third-party valuation institutions and comprehensively taking into account factors including the finances, assets, future outlooks, and market price levels of each company. Consequently, the Three Companies have concluded that ultimately the share transfer ratios stated above in Section 2.(3) are appropriate, and therefore we have agreed to the above share transfer ratio in the MOU.

With respect to the basis for calculating the above share transfer ratios, the Three Companies have also confirmed that there has been no material change that would have an impact on the above share transfer ratios (including the increase of the dividend per share to shareholders of common shares of Maeda Corporation stated above in Section 2.(5)), and have agreed on the above share transfer ratios in the Business Integration Agreement and the Share Transfer Plan dated as of May 14, 2021.

(3)	Relationship with Valuation Institutions

The relationship of the valuation institutions Daiwa Securities, SMBC Nikko and Yamada Consulting to each of the companies is as stated in the February 24 Press release.

(4)	Handling in Relation to the Listing Application, etc. for the Joint Holding Company

Maeda Corporation, Maeda Road, and Maeda Seisakusho plan to apply to have the newly established joint holding company newly listed on the TSE. The planned listing date is October 1, 2021. Because Maeda Corporation, Maeda Road, and Maeda Seisakusho will become wholly owned subsidiaries of the joint holding company through the Share Transfer, they plan to delist from the TSE on September 29, 2021, before listing of the joint holding company.

Please note that determination of the delisting date is subject to the rules of the TSE.

(5)	Measures to Ensure Fairness

Because Maeda Corporation is the controlling company of Maeda Road and Maeda Seisakusho, and both of Maeda Road and Maeda Seisakusho are subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder for Maeda Road and Maeda Seisakusho, and therefore the measures stated in the February 24 Press Release have been implemented to ensure the fairness of the Share Transfer.

(6)	Measures to Avoid Conflicts of Interest

Because Maeda Corporation is the controlling company of Maeda Road and Maeda Seisakusho, and both of Maeda Road and Maeda Seisakusho are subsidiaries of Maeda Corporation, the Share Transfer falls under a material transaction, etc. with a controlling shareholder for Maeda Road and Maeda Seisakusho, and therefore Maeda Road and Maeda Seisakusho have implemented the measures stated in the February 24 Press Release when executing the MOU in order to avoid conflicts of interest.

4.	Outline of the Companies Party to the Share Transfer (as of March 31, 2021)
(1)	Name	Maeda Corporation	Maeda Road Construction Co., Ltd.	Maeda Seisakusho Co., Ltd.
(2)	Location	10-2 Fujimi 2-chome, Chiyoda-ku, Tokyo	11-3 Osaki 1-chome, Shinagawa-ku, Tokyo	1095 Onbegawa, Shinonoi, Nagano-shi, Nagano
(3)	Title and name of representative	President and Representative Director Soji Maeda	President and Representative Director Yasuhiko Imaizumi	President and Representative Director Masaaki Shioiri
(4)	Content of business	Civil engineering construction contracting, design, public infrastructure, etc. operation business	Construction business, manufacturing and sale business	Construction material, equipment, and product sales, after-sales services, rental, etc.
(5)	Capital	28,463 million yen	19,350 million yen	3,160 million yen
(6)	Date established	January 8, 1919	July 19, 1930	November 30, 1962
(7)	Number of issued shares	194,608,482	89,159,453	16,100,000
(8)	Accounting period	March 31	March 31	March 31
(9)	Number of consolidated employees	6,929	2,554	670
(10)	Main banks	Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. MUFG Bank, Ltd. Mizuho Trust & Banking Co., Ltd. Sumitomo Mitsui Trust Bank, Ltd.	MUFG Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Ltd. Mizuho Trust & Banking Co., Ltd.	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Hachijuni Bank, Ltd.

(11)	Major shareholders and shareholding ratios (excluding indirect holdings)

Hikarigaoka Corporation 12.50%

The Master Trust Bank of Japan, Ltd. (trust account) 6.43%

Custody Bank of Japan, Ltd. (trust account) 3.24%

Sumitomo Realty & Development Co., Ltd. 3.03%

Mizuho Bank, Ltd. 2.62%

STATE STREET BANK AND TRUST COMPANY 2.41%

JP MORGAN CHASE BANK 2.23%

Sumitomo Mitsui Banking Corporation 2.13%

Maeda Road Construction Co., Ltd. 1.99%

Maeda Corporation Employee Shareholding Association 1.66%

Maeda Corporation 51.29%

The Master Trust Bank of Japan, Ltd. (trust account) 3.54%

Maeda Road Employee Shareholding Association 2.42%

NORTHERN TRUST CO (AVFC) RE SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST 2.25%

Custody Bank of Japan, Ltd. (trust account 5) 1.77%

Maeda Road Share Cooperative 1.30%

NORTHERN TRUST CO.(AVFC)RE U.S.TAX EXEMPTED PENSION FUNDS 1.24%

Bank of New York GCM CLIENT ACCOUNT JPRD ISG (FE-AC) 0.86%

Goldman Sachs and Company (Regular Account) 0.77%

Nomura Securities Co., Ltd. 0.77%

Maeda Corporation 44.82%

Hikarigaoka Corporation 7.71%

Sumitomo Mitsui Banking Corporation 5.00%

Mizuho Bank, Ltd. 4.40%

The Hachijuni Bank, Ltd. 2.90%

Maeda Road Construction Co., Ltd. 2.17%

Meiji Yasuda Life Insurance Company 1.89%

Maeda Seisakusho Employee Shareholding Association 1.40%

Sumitomo Mitsui Finance and Leasing Co., Ltd. 1.13%

Sompo Japan Insurance Inc. 0.96%

(12)	Relationship between the companies
	Capital relationship	Maeda Corporation respectively holds 51.29% of Maeda Road’s total number of issued shares (including indirect holdings) and 47.72% of Maeda Seisakusho’s total number of issued shares (including indirect holdings). Maeda Road holds 1.99% of Maeda Corporation’s total number of issued shares (including indirect holdings) and 2.17% of Maeda Seisakusho’s total number of issued shares (including indirect holdings).
	Personnel relationship	As of the date of this notice, one representative director, one director, and one executive officer of Maeda Road are from Maeda Corporation. Two directors and two audit & supervisory board members of Maeda Seisakusho are from Maeda Corporation.
	Transaction relationship	Maeda Corporation places orders with Maeda Road for road paving work, etc. and Maeda Road places orders with Maeda Corporation for facility construction work, etc. Maeda Seisakusho also sells and rents construction material, equipment, and products, and provides after-sales services, to Maeda Corporation.
	Qualification as related parties	Because Maeda Road and Maeda Seisakusho are consolidated subsidiaries of Maeda Corporation, they fall under related parties.

(13)	Results of Operations and Finances for the Last Three Years

(i)	Maeda Corporation (consolidated)	(Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Consolidated net assets	252,582	358,587	367,527
Consolidated total assets	717,630	942,925	928,889
Consolidated net assets per share (yen)	1,268.95	1,236.32	1,441.97
Consolidated net sales	492,087	487,856	678,059
Consolidated operating profit	35,944	34,045	46,343
Consolidated ordinary profit	38,363	36,597	45,665
Consolidated net current profit	23,952	14,342	23,275
Consolidated net current profit per share (yen)	126.14	77.24	125.27
Dividend per share (yen)	20.00	20.00	38.00

(Note) In the fiscal year ended March 31, 2021, the Company carried out determination of the provisional accounting process, and each of the figures with respect to the fiscal year ended March 31, 2020 have been made to reflect the determined details of the provisional accounting process)

(ii)	Maeda Road (consolidated)	(Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Consolidated net assets	207,749	206,889	163,560
Consolidated total assets	290,007	264,080	222,930
Consolidated net assets per share (yen)	2,386.55	2,490.89	1,967.73
Consolidated net sales	223,757	237,812	234,612
Consolidated operating profit	17,122	19,575	20,738
Consolidated ordinary profit	17,636	19,877	21,078
Consolidated net current profit	11,482	18,826	16,750
Consolidated net current profit per share (yen)	133.00	223.02	203.23
Dividend per share (yen)	70.00	750.00	70.00

(iii)	Maeda Seisakusho (consolidated)	(Millions of yen, unless otherwise noted)
Accounting period	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Consolidated net assets	11,490	12,129	13,973
Consolidated total assets	31,372	29,431	31,151
Consolidated net assets per share (yen)	714.89	764.04	880.34
Consolidated net sales	36,505	37,046	33,478
Consolidated operating profit	1,689	1,853	1,411
Consolidated ordinary profit	1,753	1,932	1,515
Consolidated net current profit	942	1,277	998
Consolidated net current profit per share (yen)	58.68	79.99	62.84
Dividend per share (yen)	10.00	10.00	10.00

5.	Joint Holding Company to be Newly Established by the Share Transfer
(1)	Name	INFRONEER Holdings Inc.
(2)	Location	Chiyoda-ku, Tokyo, Japan
(3)	Representative and officers planned to the appointed	Director and Chairman:	Soji Maeda, currently President and Representative Director of Maeda Corporation
		Director:	Kazunari Kibe, currently Director and Senior Managing Officer of Maeda Corporation
		Director:	Hirotaka Nishikawa, currently Director and Chairman of Maeda Road
		Director:	Masaaki Shioiri, currently President and Representative Director of Maeda Seisakusho
		Director (outside):	Keiichiro Hashimoto
		Director (outside):	Seiichiro Yonekura
		Director (outside):	Koichi Moriya
		Director (outside):	Rie Murayama
		Director (outside):	Atsushi Takagi
Representative Executive
		Officer and President:	Kazunari Kibe, currently Director and Senior Managing Officer of Maeda Corporation
		Executive officer:	Takao Nakanishi, currently Representative Director and Senior Managing Officer of Maeda Corporation
		Executive officer:	Yuji Hatakama, currently Director and Senior Managing Officer of Maeda Corporation
		Executive officer:	Shinya Sakaguchi, currently Executive Officer, Deputy General Manager Management Innovation Division, and General Manager of Corporate Planning Department of Maeda Corporation
		Executive officer:	Hideya Takekawa, currently Representative Director and Vice President of Maeda Road
		Executive officer:	Masaji Nagumo, currently Director and Executive Officer of Maeda Road
		Executive officer:	Ryuji Endo, currently Executive Officer and Deputy General Manager of Administration Headquarters of Maeda Road
		Executive officer:	Masaaki Shioiri, currently President and Representative Director of Maeda Seisakusho
		Executive officer:	Yasuo Kato, currently Director and Senior Managing Officer of Maeda Seisakusho

(4)	Content of business	Management of subsidiaries and group under its control, and associated or related businesses
(5)	Capital	20 billion yen
(6)	Capital reserves	5 billion yen
(7)	Accounting period	March 31
(8)	Net assets	To be determined.
(9)	Total assets	To be determined.
(10)	Financial auditor	Ernst & Young ShinNihon LLC

(Note) Executive officers will be formally determined by the directors upon incorporation.

6.	Overview of Accounting Treatment in Connection with the Share Transfer

The accounting treatment in connection with the Share Transfer is expected to fall under a “common control transaction, etc.” under accounting standards relating to business combinations, but the details of accounting treatment have not currently been determined. We will provide notice of the overview of accounting treatment once it is finalized.

7.	Outlook

The management policies, plans, and earnings forecasts, etc. of the joint holding company established by the Share Transfer will be discussed in future by the Three Companies and notice will be provided once finalized.

8.	Matters Regarding Transactions, etc. with a Controlling Shareholder, etc.

Because Maeda Corporation respectively holds 51.29% of Maeda Road’s total number of issued shares (as of March 31, 2021; including indirect holdings) and 47.72% of Maeda Seisakusho’s total number of issued shares (as of March 31, 2021; including indirect holdings), the Business Combination falls under a material transaction, etc. with a controlling shareholder for Maeda Road and Maeda Seisakusho. Matters regarding compliance with policies regarding measures to protect minority shareholders, measures to ensure fairness and measures to avoid conflicts of interest at Maeda Road and Maeda Seisakusho, as well as an overview of opinion obtained from persons with no interest in the controlling shareholder regarding the fact that the transaction, etc. is not disadvantageous for minority shareholders are as set forth in the February 24 Press Release.

End

(Reference) Financial Forecast for the Current Term and Results of Operations for the Previous Term for the Three Companies

Maeda Corporation (announced May 14, 2021) Financial Forecast for the Current Term and Results of

Operations for the Previous Term (consolidated)	(Millions of yen)
	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2022)	714,400	46,700	46,000	23,500
Results for the previous term (fiscal year ended March 31, 2021)	678,059	46,343	45,665	23,275

Maeda Road (announced May 14, 2021) Financial Forecast for the Current Term and Results of Operations for the Previous Term (consolidated)

	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2022)	240,000	19,100	19,400	13,000
Results for the previous term (fiscal year ended March 31, 2021)	234,612	20,738	21,078	16,750

Maeda Seisakusho (announced May 14, 2021) Financial Forecast for the Current Term and Results of Operations for the Previous Term (consolidated)

	Net Sales	Operating Profit	Ordinary Profit	Profit Attributable to Owners of Parent
Financial forecast for the current term (fiscal year ending March 31, 2022)	35,700	1,680	1,750	1,100
Results for the previous term (fiscal year ended March 31, 2021)	33,478	1,411	1,515	998